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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*

                           COPLEY PROPERTIES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                               217 454 107 000
                        ------------------------------
                                (CUSIP Number)

                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 May 4, 1995
         ------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

                           COPLEY PROPERTIES, INC.
                           -----------------------


  The Statement on Schedule 13D with respect to the shares of Common Stock, $1.00 par value ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup") with the Securities and Exchange Commission on April 26, 1995 (the "Schedule 13D"), is hereby amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

[Item 4 of the Schedule 13D is amended by the addition of the following:]

  On May 4, 1995, representatives of EastGroup met with representatives of the Issuer to discuss EastGroup's possible interest in a negotiated business combination transaction between EastGroup and the Issuer. EastGroup intends to attempt to continue these discussions.





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                                  SIGNATURE
                                  ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  May 4, 1995


                        EASTGROUP PROPERTIES


                        By:  /s/ David H. Hoster II
                           -----------------------------------
                              David H. Hoster II
                              President





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